Michele Della Libera, P. Geo.
New Gold Inc.
181 Bay Street
Suite 3320
Toronto, Ontario
M5J 2T3

CONSENT of QUALIFIED PERSON

I, Michele Della Libera, P.Geo., do hereby consent to the public filing of the report titled “NI 43-101 Technical Report for the Rainy River Mine in Ontario, Canada” with an effective date of 28 March 2022 by New Gold Inc.

Dated this 29 March 2022

/s/ Michele Della Libera
Michele Della Libera, P. Geo.
Director, Exploration
New Gold Inc.